                                   Filed by Florida Progress Corporation
                                   Pursuant to Rule 425 under the
                                   Securities Act of 1933 and deemed
                                   filed pursuant to Rule 14a-12 of the
                                   Securities Exchange Act of 1934

                                   Subject Company: Florida Progress Corporation
                                           Commission File No. 001-08349



              [Florida Progress Corporation Logo] Florida Progress
                                                  Corporation

                            FLORIDA POWER RETIREES'
                            UPDATE ON CPL/FPC MERGER
                                  MAY 16, 2000

                                     AGENDA

o        KEY MERGER TERMS

o        REGULATORY APPROVAL PROCESS

o        SHARE EXCHANGE

o        Q & A

                             CP&L MERGER - KEY TERMS

o         $54.00 A SHARE, 30% PREMIUM

o         65% CASH, 35% STOCK

o         STOCK COLLAR

o         CONTINGENT VALUE OBLIGATION (CVO)

o         WALK AWAY RIGHT

                           CP&L MERGER - STOCK COLLAR

                             ILLUSTRATION OF COLLAR

                         Walk-away
              $58.00     @ $30.00
              $56.00                       $37.13   $45.39
   VALUE TO   $54.00                           $54.00
              $52.00
     FPC      $50.00
              $48.00
SHAREHOLDERS  $46.00

                $24.00   $29.00   $34.00   $39.00   $44.00   $49.00  $54.00

                                CP&L Share Price

                            VALUE OF CASH + CPL STOCK

o         ASSUME 65% CASH 35% STOCK

o         A. $54.00 X 65% = $35.10

o         B. CPL STOCK PRICE X 1.4543 X 35%

o         A + B = VALUE OF CASH + CPL STOCK

                            VALUE OF CASH + CPL STOCK

o         AS OF MAY 12, 2000

o         A. $54.00 X 65% = $35.10

o         B. $34.375  X 1.4543 X 35% = $17.50

o         A + B = $52.60

                              CASH/STOCK PRORATION

o AFTER TABULATION OF ELECTION FORMS, CP&L WILL PRORATE CASH OR STOCK ALLOCATION AS NECESSARY

o AFTER PRORATION, 65% OF FPC SHARES WILL BE EXCHANGED FOR CASH & 35% FOR CPL STOCK

                             CASH/STOCK - PRORATION

o        EXAMPLE: 75% CASH, 10% STOCK, 15% NO ELECTION MADE BY SHAREHOLDERS

o STEP 1: 15% NO ELECTION SHARES ADDED TO STOCK ELECTION, RESULTING IN 75% CASH AND 25% STOCK

o        STEP 2: 65% OF TOTAL SHARES PRORATED TO SHAREHOLDERS REQUESTING CASH.
         REMAINING 10% OF SHARES (75% - 65%) PAID IN STOCK

                           CONTINGENT VALUE OBLIGATION

o         SHARE EXCHANGE AGREEMENT MODIFIED

o         ONE CVO FOR EVERY SHARE OF FPC

o         ISSUED ON SHARE EXCHANGE DATE

o         REGISTERED BUT NOT LISTED ON AN EXCHANGE

                           CONTINGENT VALUE OBLIGATION

o        NET AFTER-TAX CASH FLOWS FROM FOUR SYNTHETIC FUEL PLANTS DURING 2001 -
         2007

o        CASH PLACED IN A TRUST UNTIL DISTRIBUTED TO CVO HOLDERS

o        PAYMENTS EXPECTED TO BEGIN 2007

                           CONTINGENT VALUE OBLIGATION

o        VALUE OF CVO

o        TO BE DETERMINED ON SHARE EXCHANGE DATE AS FOLLOWS:

         1.       TOTAL VALUE OF FPC STOCK AT SHARE EXCHANGE DATE

         2.       LESS CASH AND CP&L STOCK RECEIVED ($52.60 PER EXAMPLE)

         3.       EQUALS VALUE OF CVO ON SHARE EXCHANGE DATE

                                   CP&L MERGER

         KEY MILESTONES                                     TARGET
         --------------                                     ------

         o SHAREHOLDER APPROVAL                             JUNE 28

         o REGULATORY APPROVALS

           o FERC, SEC, DOJ, NRC                           THIRD QTR

         o SHARE EXCHANGE                                  FALL 2000

                           NEXT STEPS FOR SHAREHOLDERS

o        PROXY MATERIAL MAILED - 6 WEEKS BEFORE SHAREHOLDER APPROVAL MEETING

o        SHAREHOLDER APPROVAL - JUNE 28

o        FORM OF ELECTION MAILED 30 TO 90 DAYS PRIOR TO SHARE EXCHANGE

o        SHARE EXCHANGE - FALL 2000 QUESTIONS & ANSWERS

                              QUESTIONS & ANSWERS






                           GREG BEURIS 727-820-5734
                            charles.beuris@fpc.com


                            AL DELIKAT 727-820-5738
                            alfred.delikat@fpc.com


        In connection with the share exchange between CP&L Energy and Florida Progress, each of Carolina Power & Light and Florida Progress have filed with the Securities and Exchange Commission (the "SEC") a preliminary proxy statement/prospectus. CP&L will file a Registration Statement on Form S-4 and Florida Progress will file a definitive proxy statement, each of which will contain the definitive joint proxy statement/prospectus of CP&L Energy and Florida Progress in addition to other relevant documents concerning the share exchange with the SEC. WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by Carolina Power & Light and CP&L Energy with the SEC can be obtained by contacting Carolina Power & Light and CP&L Energy at the following address and telephone number: Shareholder Relations, 411 Fayetteville Street, Raleigh, North Carolina 27601, telephone: (800) 662-7232. Documents filed with the SEC by Florida Progress can be obtained by contacting Florida Progress at the following address and telephone number: Investor Services, P.O. Box 14042 (BT11B), St. Petersburg, Florida 33733, telephone: (800) 937-2840. READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE SHARE EXCHANGE.

        CP&L Energy, its officers, directors, employees and agents may be soliciting proxies from CP&L Energy shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Carolina Power & Light with the SEC on May 23, 2000.

        Florida Progress, its officers, directors, employees and agents may be soliciting proxies from Florida Progress shareholders in connection with the share exchange. Information concerning the participants in the solicitation is set forth in the preliminary joint proxy statement/prospectus filed by Florida Progress with the SEC on May 23, 2000.